December 5, 2008

VIA FACSIMILE AND U.S. MAIL

Frederick R. Bellamy
Sutherland, Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

> Re: **Midland National Life Separate Account A**
> Premiere Variable Universal Life III
> Initial Registration Statement on Form N-6
> <u>File Nos. 333-153825 and 811-5271</u>

Dear Mr. Bellamy:

We have reviewed the above-referenced registration statement, which was received by the Commission on October 3, 2008. The registration statement received a selective review based on your representation that the filing is substantially similar to another currently effective registration statements filed on behalf of Midland National Life Insurance Company and its separate account (File Nos. 333-148824). Based on our limited review, we have the following comments (page numbers refer to the marked courtesy copy provided to the staff):

1.   Fee Table (Pages 15 to 20)

a.   Please provide completed fee information in the fee table (and throughout the prospectus) in an amendment to the registration statement.

b.   With respect to the "Per Policy Expense Charge," the charge stated in the fee table is $8 per month in all policy years, but on page 19 of the prospectus the charge is not specified (charge is designated as $X.XX).

c. Please consider centering the heading "Additional Benefits Charges" to be consistent with the other heading in the fee table.

2.   Part C - Exhibit Index

If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney "relates to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

3.	Financial Statements, Exhibits, and Other Information

	Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

4.	Tandy Representation

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
****

	Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me. If you are of the opinion that no change in the registration statement is necessary in response to any comment, so indicate in a letter to the staff and state the basis for your opinion. Although the staff has completed the initial review of

the registration statement, please be advised that the registration statement will be reviewed by the Assistant Director of the Division of Investment Management, Office of Insurance Products, after the above comments are resolved. Accordingly, the staff reserves the right to comment further on any forthcoming amendments**.**

  After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

  If you have any questions or comments, please feel free to call me at (202) 551-6765. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 628-0760.

        Sincerely,

        Mark A. Cowan
        Senior Counsel
        Office of Insurance Products